SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Xueda Education Group
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

98418W992
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

June 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98418W992
1.	Names of Reporting Persons.
WP X Investments IV Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Cayman Islands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
CO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,170,656* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,170,656* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,170,656* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.1%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 969,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
453,344* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
453,344* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
453,344* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
Less than 1%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 31,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
IN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
14,624,000* (See Items 3 and 5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,624,000* (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,624,000* (See Items 3 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
IN

* Such amount includes 1,000,000 American Depositary Shares (“ADS”) of Xueda Education Group (the “Company”).  Each ADS represents two Ordinary Shares of the Company.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 12, 2010 (the “Original Schedule 13D”), as previously amended by Amendment No. 1, filed on June 21, 2011 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).  This Schedule 13D is being filed by (i) WP X Investments IV Ltd., a Cayman Islands company (“WP X LTD”) and a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “Funds”), (ii) WP X, (iii) WPP X, (iv) Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds (“WP X LP”), (v) Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), (vi) Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WPP LLC”), (vii) Warburg Pincus & Co., a New York general partnership and the managing  member of WPP LLC (“WP”), (viii) Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), (ix) Charles R. Kaye and (x) Joseph P. Landy, each of Messrs. Kaye and Landy a Managing General Partner of WP and a Co-President and Managing Member of WP LLC, each of whom may be deemed to control WP X LTD, the Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X LTD, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Reporting Persons”).  This Amendment No. 2 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Xueda Education Group, an exempted company incorporated in the Cayman Islands (the “Company”).  American Depositary Shares (each an “ADS”) of the Company are listed on the New York Stock Exchange under the symbol “XUE”.   Each ADS represents two (2) Ordinary Shares.  The principal executive offices of the Company are located at A-4 Xibahe Beili, Chaoyang District, Beijing F4 100028, People’s Republic of China.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

On June 23, 2011, WP X LTD and Nihao China Corporation, a British Virgin Islands company (“Nihao”), entered into a Share Purchase Agreement (the “Nihao Agreement”) pursuant to which WP X LTD agreed to purchase from Nihao 1,250,000 Ordinary Shares of the Company at a purchase price of $4.00 per Ordinary Share in a private placement.  Nihao is 100% beneficially owned by Mr. Jinbo Yao, a director of the Company.  Such transaction is expected to close promptly following approval by the Board of the Company to update the register of members of the Company to reflect such purchase.

A copy of the Nihao Agreement is attached hereto as Exhibit G. The description of the above mentioned document contained herein is qualified in its entirety by reference to Exhibit G, which is incorporated herein by reference.

Upon the closing of the transaction contemplated by the Nihao Agreement (the “Nihao Closing”) and the consummation of the Kaiyuan Closing, WP X LTD shall hold an aggregate of 14,624,000 Ordinary Shares of the Company (including 2,000,000 Ordinary Shares represented by ADSs), representing 10.5% of the Company’s total outstanding Ordinary Shares as of May 20, 2011.  All of the funds required to acquire the Ordinary Shares were obtained from the working capital of each of the Funds, which in turn was obtained from capital contributions from the respective limited partners of the Funds. The total amount of funds to be paid by WP X LTD to purchase the securities of the Company to be purchased pursuant to the Nihao Agreement shall be $5,000,000.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Nihao Agreement

The description of the Nihao Agreement set forth in Item 3 herein is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           The percentages used herein are calculated based upon the 139,918,640 Ordinary Shares that were outstanding as of May 20, 2011, as reported in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on May 23, 2011.

Upon the consummation of the Nihao Closing and the Kaiyuan Closing, WP X LTD shall be the direct owner of 14,624,000 Ordinary Shares, representing approximately 10.5% of the outstanding Ordinary Shares.  WP X shall be the indirect owner of 14,170,656 Ordinary

Shares, representing approximately 10.1% of the outstanding Ordinary Shares. WPP X shall be the indirect owner of 453,344 Ordinary Shares, representing approximately 0.3% of the outstanding Ordinary Shares.  Accordingly, following the consummation of the Nihao Closing and the Kaiyuan Closing, the Funds may be deemed to beneficially own an aggregate of 14,624,000 Ordinary Shares, representing approximately 10.5% of the outstanding Ordinary Shares.

Due to their respective relationships, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 14,624,000 Ordinary Shares.  Each of the Funds, WP X LP, WP X LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares to which such Reporting Person does not have a pecuniary interest.

(b)           Upon the consummation of the Nihao Closing and the Kaiyuan Closing, each of WP X LP, WP X LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy shall be deemed to share with WP X LTD and the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 14,624,000 Ordinary Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Persons or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c)           Except for the transactions described in Items 3 and 4 above, during the last sixty (60) days there were no other transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or managing directors as set forth on Schedule I to the Original Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The Nihao Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Nihao Agreement in this Schedule 13D is qualified in its entirety by reference to the Nihao Agreement, a copy of which is attached hereto as Exhibit G.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit G – Nihao Agreement, dated June 23, 2011, between Nihao China Corporation and WP X Investments IV Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 27, 2011	WP X INVESTMENTS IV LTD.

	By:	/s/ Tara O'Neill
Name: Tara O’Neill
Title: Director

Dated: June 27, 2011	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 27, 2011	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: June 27, 2011	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: June 27, 2011	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

__________________

*
Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission ("SEC") on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**		Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.